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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               IFR SYSTEMS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            TESTCO ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                             AEROFLEX INCORPORATED
                      (NAMES OF FILING PERSONS (OFFERORS))
                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE COMMON STOCK)
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------
                                   449507102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                 MICHAEL GORIN, PRESIDENTAEROFLEX INCORPORATED
                             35 SOUTH SERVICE ROAD
                              PLAINVIEW, NY 11803
                           TELEPHONE: (516) 694-6700
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                                    COPY TO:

               BLAINE V. FOGG, ESQ.                              NANCY D. LIEBERMAN, ESQ.
     SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP             BLAU, KRAMER, WACTLAR & LIEBERMAN, P.C.
                 FOUR TIMES SQUARE                                100 JERICHO QUADRANGLE
                NEW YORK, NY 10036                                   JERICHO, NY 11753
              TELEPHONE: 212-735-3000                             TELEPHONE: 516-822-4820

                           CALCULATION OF FILING FEE

-----------------------------------------------------------------------------------------------------
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              TRANSACTION VALUATION*                             AMOUNT OF FILING FEE**
-----------------------------------------------------------------------------------------------------
                   $11,189,550                                           $1,029
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

* Estimated for the purpose of calculating the filing fee only. The filing fee was determined assuming the purchase of all outstanding shares of common stock, par value $.01 per share of IFR Systems, Inc. (including the associated rights to purchase common stock, the "Shares") and the cash out of all outstanding options to purchase Shares, based upon the sum of (a) the product obtained by multiplying (x) 8,282,009 (the aggregate number of Shares outstanding) and (y) the offer price of $1.35 per Share, and (b) the product obtained by multiplying (x) 25,000 (the aggregate number of outstanding options to purchase Shares with an exercise price less than the offer price of $1.35 per Share) and (y) the difference between $1.35 per Share and the exercise price per Share of each option to purchase Shares with an exercise price less than $1.35 per Share.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the product of .000092 and the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

   Amount Previously Paid: N/A                       Form or Registration No.: N/A
   Filing party: N/A                                 Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [ ] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

ITEM 1.  SUMMARY TERM SHEET

     The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

     (a) The name of the subject company is IFR Systems, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 10200 West York Street, Wichita, Kansas 67215. Its telephone number is (316) 522-4981.

     (b) This Statement relates to the offer by Testco Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Aeroflex Incorporated, a Delaware corporation ("Aeroflex"), to purchase all outstanding shares of common stock of the Company, par value $.01 per share (the "Common Stock"), including the associated rights to purchase Common Stock (the "Rights", and collectively with the Common Stock, the "Shares"), at $1.35 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "Price Range of Shares; Dividends" in the Offer to Purchase and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON

     (a)-(c) The information set forth in "Certain Information Concerning Aeroflex and the Purchaser" and Schedule I in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

     (a)(1)(i)-(viii), (xii) The information set forth under "Introduction", "Background of the Offer; Past Contacts or Negotiations with the Company", "Purpose of the Offer; Plans for the Company", "The Merger Agreement", "Certain Information Concerning the Company", "Certain Effects of the Offer" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (a)(1) (ix) Not applicable

     (x) Not applicable

     (xi) Not applicable

     (a)(2) The information set forth under "Introduction", "Background of the Offer; Past Contacts or Negotiations with the Company", "Purpose of the Offer; Plans for the Company", "The Merger Agreement", "Certain Information Concerning the Company", "Certain Effects of the Offer" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     The information set forth in "Background of the Offer; Past Contacts or Negotiations with the Company", "The Merger Agreement", "Certain Information Concerning Aeroflex and the Purchaser" and "Purpose of the Offer; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a), (c)(1), (4-7) The information set forth in "Introduction," "The Merger Agreement," "Purpose of the Offer; Plans for the Company," and "Dividends and Distributions" in the offer to Purchase is incorporated herein by reference.

     (c)(2) None

     (3) None

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The information set forth in "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable

     (d) Not Applicable

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     The information set forth in "Introduction", "Certain Information Concerning the Company", "Certain Information Concerning Aeroflex and the Purchaser" and Schedule I in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     The information set forth in "Introduction" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS

     Not applicable

ITEM 11.  ADDITIONAL INFORMATION

     Not applicable

ITEM 12.  EXHIBITS

     (a)(1) Offer to Purchase dated April 19, 2002.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Press Release issued by Aeroflex on April 15, 2002.

     (b) Not applicable.

     (a)(8) Summary Advertisement as published in The New York Times on April 19, 2002.

     (d) Agreement and Plan of Merger, dated as of April 13, 2002, among Aeroflex, the Purchaser and the Company.

     (g) Not applicable.

     (h) Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TESTCO ACQUISITION CORP.

                                          By:       /s/ MICHAEL GORIN
                                            ------------------------------------
                                            Name: Michael Gorin
                                            Title: President

                                          AEROFLEX INCORPORATED

                                          By:       /s/ MICHAEL GORIN
                                            ------------------------------------
                                            Name: Michael Gorin
                                            Title: President and Chief Financial
                                              Officer

Dated: April 19, 2002

                                 EXHIBIT INDEX

EXHIBIT                                                                   PAGE
  NO.                             EXHIBIT NAME                           NUMBER
-------                           ------------                           ------
(a)(1)    Offer to Purchase dated April 19, 2002
(a)(2)    Letter of Transmittal
(a)(3)    Notice of Guaranteed Delivery
(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees
(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9
(a)(7)    Press Release issued by Aeroflex on April 15, 2002
(a)(8)    Summary Advertisement as published in The New York Times on
          April 19, 2002
(d)(1)    Agreement and Plan of Merger, dated as of April 13, 2002,
          among Aeroflex, the Purchaser and the Company
(g)       Not applicable
(h)       Not applicable